
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com




05005946

February 4, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 1 – Change in Issued and Outstanding Securities for January 2005 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION
Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

Enclosure

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Imperial Metals Corporation
Symbol : III
Reporting Period: 01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance : 27,950,939 As at : 01/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	81,700
Other Issuances and Cancellations	8,000
Issued & Outstanding Closing Balance :	28,040,639

Stock Option Plan

Stock Options Outstanding Opening Balance: **886,700** As at : 01/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/05/2005	N		5,000		
Filer's comment Exercise @ $0.50 per share by Charles Stevens.					
01/05/2005	N		5,000		
Filer's comment Exercise @ $0.50 per share by Jack Zuke.					
01/12/2005	N		5,000		
Filer's comment Exercise @ $0.50 per share by Patrick McAndless.					
01/12/2005	N		5,000		
Filer's comment Exercise @ $0.50 per share by Cari Loree.					
01/17/2005	N		10,000		
Filer's comment Exercise @ $0.50 per share by Howard Bradley.					
01/20/2005	N		25,000		
Filer's comment Exercise @ $0.50 per share by Peter Geib.					
01/21/2005	N		10,000		
Filer's comment Exercise @ $0.50 per share by Stephen Robertson.					
01/25/2005	N		6,700		
Filer's comment Exercise @ $0.50 per share by Patrick McAndless.					
01/27/2005	N		10,000		
Filer's comment Exercise @ $0.50 per share by Kelly Findlay.					
Totals		0	81,700	0	0

Stock Options Outstanding Closing Balance: **805,000** As at : 01/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/19/2005	Warrants	1,000

Filer's comment

Exercise of share purchase warrants at $5.50 per share.

Effective Date	Transaction Type	Number of Securities
01/11/2005	Warrants	7,000

Filer's comment

Exercise of share purchase warrants @ $5.50 per share.

Totals		8,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	02/03/2005 15:05:07
Last Updated:	02/03/2005 14:50:34